SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Summary of 2010 First Half Business Report

All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business
Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;
2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;
3.	Formulation of corporate governance structures of the subsidiaries;
4.	Inspection of operation and assets of the subsidiaries; and
5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);
2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and
3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.
(3)	All activities directly or indirectly related to the items listed above.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;
2.	Trust business;
3.	Foreign exchange business; and
4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.
2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

b.	Associated Business Group
(1)	Overview of Business Group
1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group

As of June 30, 2010

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	44 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited
	Woori AMC	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
	Woori Futures	Woori Investment &
	Woori Investment & Securities International Ltd.	Securities
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No. 2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No. 3
Mars Private Equity Fund No. 4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
High Technology Venture Investment
Global Technology Investment
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Bien Viet Securities Joint Stock Company
Brim Asian Credit Fund
Woori Absolute Return Investment Strategies

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market.

*	On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*	On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*	On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On September 28, 2009, Bien Viet Securities Joint Stock Company was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Bien Viet Securities Joint Stock Company.

*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

*	High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*	On February 15, 2010, Woori Investment & Securities sold 100%of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.

*	On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

*	On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds
Not applicable

4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of June 30, 2010	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780
b.	Treasury Stock

As of June 30, 2010	(unit: shares)

Acquisition
Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2	Common
	Preferred
Direct purchase other than the conditions under	Common	2,560				2,560
Sub-section 1, section 165-2	Preferred
Subtotal	Common	2,560				2,560
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,560				2,560
	Preferred

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.
5.	Voting Rights

As of June 30, 2010	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares

6.	Dividend Information
a.	Dividend information for the past three years

(Non-consolidated)	(unit: Won)

Items		2009	2008	2007
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,026,024	454,478	1,943,560
Earnings per share (Won)		1,273	564	2,411
Total cash payout (Won in Millions)		80,601		201,503
Total stock dividends (Won in Millions)				—
Cash dividend payout ratio (%)		7.86		10.37
Cash dividend yield (%)	Common Shares	0.7		1.3
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	100		250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
(As of July 12, 2010)

2.	Overview of Operations
a.	Performance of Operations
As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.
b.	Financing of Operations
(1)	Source of Funds
(unit: in millions of Won)

Items	2010 1H	2009	2008
Shareholders’ Equity	13,918,759	13,720,923	12,207,338
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	159,610	179,488	186,959
Retained Earnings	8,800,332	8,346,186	7,323,148
Capital Adjustments	928,740	1,165,172	667,154
Borrowings	3,898,453	3,824,205	3,412,854
Debentures	3,744,934	3,744,156	3,393,702
Bank Borrowings	—	60,000	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	153,519	20,049	19,152

Total	17,817,212	17,545,128	15,620,192

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

(2)	Use of Funds
(unit: in millions of Won)

Items	2010 1H	2009	2008
Subsidiary Stock	17,410,200	17,350,078	15,285,356
Woori Bank	13,611,331	13,621,824	11,900,128
Kyongnam Bank	1,446,839	1,443,661	1,245,318
Kwangju Bank	1,028,207	976,284	920,938
Woori Financial Information System	17,921	15,013	13,076
Woori F&I	171,141	166,563	139,999
Woori Investment & Securities	790,589	754,782	709,114
Woori Asset Management	60,490	67,456	41,296
Woori Private Equity	25,027	24,246	12,844
Woori Financial	190,690	207,346	228,456
Woori Aviva Life Insurance	67,965	72,903	74,187
Investment Securities	—	—	—
Loan Obligations	99,500	139,300	169,150
Tangible Assets	342	415	566
Intangible Assets	24	8	14
Cash	194,870	23,267	119,350
Other Assets	112,276	32,060	45,756

Total	17,817,212	17,545,128	15,620,192

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
c.	Transactions related to Commission Fees
(unit: in millions of Won)

Category	2010 1H	2009	2008
Commission Revenue (A)	—	—	—
Commission Expense (B)	2,136	7,001	7,119
Commission Profit (A-B)	(2,136)	(7,001)	(7,119)

3.	Other Information Relevant to Investment Decisions
a.	BIS Ratio
(unit: in millions of Won)

Items	2010 1H	2009	2008	2007
Total Capital (A)	24,840,468	24,824,094	22,436,482	20,102,976
Risk weighted assets (B)	203,024,237	200,954,776	206,606,315	174,367,585
BIS Ratio (A/B)	12.24%	12.35%	10.86%	11.53%

*	Applied since January 1, 2007.
b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D)	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
c.	Won-denominated Current Ratio
(unit: in millions of Won)

Items	2010 1H	2009	2008	2007
Current Assets (A)	195,041	23,682	119,566	32,874
Current Liabilities (B)	7,329	8,995	18,376	12,207
Current Ratio* (A/B)	2,661.22%	263.29%	650.66%	269.30%

*	Beginning in 2009, current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month. Prior to 2009, current ratio was calculated as the ratio of (i) Won-denominated assets with maturity of less than 3 months and (ii) Won-denominated liabilities with maturity of less than 3 months.

d.	Debt Ratio
(unit: in millions of Won)

Items	2010 1H	2009	2008	2007
Liabilities (A)	3,898,453	3,824,205	3,412,854	2,129,288
Equity (B)	13,918,759	13,720,923	12,207,338	(*)13,062,368
Debt Ratio (A/B)	28.01%	27.87%	27.96%	16.30%
The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
e.	30 Largest Exposures by Borrower

(As of June 30, 2010)	(unit: in billions of Won)

	Total
	Credit		Pre-	Sub-		Estimated		Total
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Securities	Exposure
Industrial Bank of Korea	0	0	0	0	0	0	1,967	1,967
Kookmin Bank	99	99	0	0	0	0	1,526	1,625
Korea Development Bank	37	37	0	0	0	0	1,495	1,532
Samsung Electronics	1,364	1,364	0	0	0	0	13	1,377
SH Corporation	1,130	1,130	0	0	0	0	120	1,249
Seoul Metropolitan Government	1,135	1,135	0	0	0	0	0	1,135
Samsung Heavy Industries	1,033	1,033	0	0	0	0	8	1,040
Korea Land & Housing Corporation	30	30	0	0	0	0	988	1,018
STX Shipbuilding	998	998	0	0	0	0	0	998
Hynix	252	252	0	0	0	0	693	945
Hyundai Steel	767	767	0	0	0	0	136	903
Sungdong Shipbuilding & Marine	899	422	477	0	0	0	0	899
National Agricultural Cooperative Federation	33	33	0	0	0	0	766	799
Hyundai Heavy Industries	729	729	0	0	0	0	36	765
LG Chemical	697	697	0	0	0	0	4	702
Hyundai E&C	207	207	0	0	0	0	477	684
Korea Housing Finance Corporation	0	0	0	0	0	0	676	676
SLS Shipbuilding	604	591	0	13	0	0	0	604
Shinhan Bank	0	0	0	0	0	0	599	599
Kumho Tire	591	38	0	553	0	0	0	591

	Total
	Credit		Pre-	Sub-		Estimated		Total
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Securities	Exposure
Kumho Industrial	415	0	0	415	0	0	84	499
Daewoo International	425	425	0	0	0	0	54	479
SPP Shipbuilding	473	99	374	0	0	0	0	473
Hyundai Samho Heavy Industries	469	469	0	0	0	0	0	469
Hyosung	451	451	0	0	0	0	0	451
STX	401	401	0	0	0	0	25	426
Amkor Technology	425	425	0	0	0	0	0	425
PI Investment	400	42	0	357	0	0	0	400
Hyundai Mipo Dockyard	392	392	0	0	0	0	0	393
Kumho Petrochemical	389	92	298	0	0	0	0	389

Total	14,843	12,356	1,149	1,338	0	0	9,668	24,511

f.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of June 30, 2010)	(unit: in billions of Won)

							Sub-standard	Loan
	Total		Pre-	Sub-		Estimated	or	Loss		Coverage
Name	Loans	Normal	cautionary	standard	Doubtful	Loss	below	Reserve	Collateral	Ratio
Kumho Tires	591	38	0	553	0	0	553	167	126	49.5%
Kumho Industrial	415	0	0	415	0	0	415	82	375	110.0%
PI Investment	400	42	0	357	0	0	357	175	44	54.9%
Poonglim Industrial	310	5	0	305	0	0	305	61	119	58.1%
Orient Shipyard	241	5	0	15	0	222	237	167	5	71.1%
Daewoo Motor Sales	186	0	0	186	0	0	186	37	78	61.9%
KSID	185	0	0	185	0	0	185	41	0	22.0%
Byucksan E&C	119	0	0	119	0	0	119	23	100	103.2%
Hanwori World Resort	105	0	0	105	0	0	105	51	0	49.0%
21st Century Shipbuilding	103	2	0	101	0	0	101	33	39	69.6%
Pi City	100	0	0	100	0	0	100	20	0	20.0%
KD Preya PFV	100	0	0	100	0	0	100	20	0	20.0%
Singok SPC	100	0	0	100	0	0	100	40	0	40.0%
Dukwon Construction	79	0	0	79	0	0	79	39	0	49.0%
Hyundai Cement	79	1	0	79	0	0	79	16	0	19.9%
SAMT	80	6	0	74	0	0	74	34	6	50.3%
Sungwoo Construction	65	0	0	65	0	0	65	18	0	27.2%
KFD Urban Development	63	0	0	63	0	0	63	13	0	20.0%
Samho	63	0	0	63	0	0	63	31	0	4.09%
KAMCO Value Creation 1st SPC	56	0	0	56	0	0	56	27	0	49.0%

Total	3,441	99	0	3,120	0	222	3,342	1,095	891	57.7%

III.	Financial Information
1.	Condensed Financial Statements (Non-consolidated)
(unit: in millions of Won, except per share amounts)

Items	2010 1H	2009	2008	2007	2006
Cash and Due from Banks	194,870	23,267	119,350	32,502	89,724
Securities	17,410,200	17,350,078	15,285,356	15,062,711	13,591,413
Loans	99,500	139,300	169,150	0	49,750
Tangible Assets	342	415	566	438	630
Other Assets	112,300	32,068	45,770	96,005	62,004

Total Assets	17,817,212	17,545,128	15,620,192	15,191,656	13,793,521

Borrowings	—	60,000	—	—	—
Debentures	3,744,934	3,744,155	3,393,702	2,116,679	1,847,591
Other Liabilities	153,519	20,050	19,152	12,609	12,858

Total Liabilities	3,898,453	3,824,205	3,412,854	2,129,288	1,860,449

Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	159,610	179,488	186,959	187,554	187,955
Capital Adjustment	(64,452)	(54,201)	(57,219)	(55,812)	(55,854)
Consolidated Other Comprehensive Income	993,192	1,219,373	724,373	1,842,300	2,173,349
Retained Earnings	8,800,332	8,346,186	7,323,148	7,058,249	5,597,545

Total Stockholder’s Equity	13,918,759	13,720,923	12,207,338	13,062,368	11,933,072

Operating Revenue	704,460	1,326,855	666,267	2,080,957	2,031,611
Operating Income	547,710	1,028,463	455,812	1,939,374	1,893,248
Net Income	532,443	1,026,024	454,478	1,943,561	2,029,319
Earnings per share (in Won)	661	1,273	564	2,411	2,518

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)
(unit: in millions of Won)

Items	2009	2008	2007	2006	2005
Cash and Due from Banks	21,133,831	19,967,897	14,984,541	10,674,977	11,224,015
Securities	50,276,343	46,714,465	48,228,254	46,313,960	37,693,090
Loans	196,882,416	197,040,672	167,635,411	140,854,505	106,937,970
Tangible Assets	2,820,417	2,796,537	2,638,774	2,561,391	2,472,727
Other Assets	13,791,060	24,474,724	16,165,322	11,592,497	6,215,046

Total Assets	284,904,067	290,994,295	249,652,302	211,997,330	164,542,848

Deposits	178,660,922	170,224,891	146,583,312	129,022,868	107,087,990
Borrowings	71,664,594	74,717,758	66,040,316	54,111,207	37,116,858
Other Liabilities	18,591,420	31,743,043	22,011,382	15,438,450	9,233,038

Total Liabilities	268,916,936	276,685,692	234,635,010	198,572,525	153,437,886

Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Consolidated Capital Surplus	179,488	186,959	187,555	187,955	142,608
Consolidated Capital Adjustment	(54,201)	(57,219)	(55,812)	(55,854)	(52,747)
Consolidated Other Comprehensive Income	1,219,366	724,366	1,842,294	2,173,342	1,705,456
Consolidated Retained Earnings	8,346,186	7,323,149	7,058,249	5,601,869	3,896,255
Minority Interest	2,266,215	2,101,271	1,954,929	1,487,416	1,383,313

Total Stockholder’s Equity	15,987,131	14,308,603	15,017,292	13,424,805	11,104,962

Operating Revenue	54,061,689	86,901,260	26,650,127	19,895,975	14,564,520
Operating Income	1,383,261	1,115,659	2,915,803	2,748,368	2,004,494
Income before income tax expense	1,459,818	1,190,400	2,923,358	2,913,712	2,145,704
Net income from continuing operation	1,077,445	588,655	2,114,501	2,189,207	1,833,521
Aggregated Net Income	1,115,773	588,502	2,114,360	2,189,207	1,833,521
Net Income for Majority Shareholders	1,026,024	454,478	1,939,238	2,029,319	1,688,221
Net Income for Minority Shareholders	89,749	134,024	175,122	159,888	145,300
No. of Companies Consolidated	36	38	30	24	21

*	The figures for fiscal years 2007 to 2009 take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect the re-classification of net income (loss) from discontinued operations.

3.	Accounting Information
a.	Loan Loss Reserves
(1)	Loan Loss Reserves for the past three years by classification
(unit: in millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2010 2Q	Loans	100,000	500	0.5%
	Total	100,000	500	0.5%
2009	Loans	140,000	700	0.5%
	Total	140,000	700	0.5%
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
(2)	Change in Loan Loss Reserves for the past three years
(unit: in millions of Won)

Item	2010 2Q	2009	2008
1. Initial loan loss reserves balance	700	850	0
2. Net credit costs
1) Write-offs
2) Recovery of written-off assets
3) Other changes
Recovery of credit costs	(200)	(150)	850
Ending loan loss reserve balance	500	700	850

IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion
a.	Independent Auditor

	2010 2Q	2009 2Q	2009	2008
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service
(units: in millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2010 2Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	325	2,165
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	4,941
2008	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957
b.	Compensation for Services Other than the Audit
(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2010 2Q	2010.04.30	Corporate tax reconciliation	2010.07~2010.08	72	Deloitte Anjin LLC
		(Consolidated tax return advice)	2011.02~2011.03
2009	2009.12.21	US GAAP and SOX Auditing	2009.12~2010.05	3,006	Deloitte Anjin LLC
	2009.04.29	Corporate tax reconciliation	2009.07~2009.08	31
		(Consolidated tax return review)	2010.2~2010.3
2008	2009.01.07	US GAAP and SOX Auditing	2008.12~2009.5	3,340	Deloitte Anjin LLC
	2008.05.14	Corporate tax reconciliation	2008.7~2008.8	23
			2009.2~2009.3

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors
After the general shareholders’ meeting on March 26, 2010

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)
-     Current) Chairman and chief executive officer of Woori Finance Holdings
-     Chief executive officer, Woori Investment & Securities
-     Executive managing director, Hanil Bank
-     Bachelor of Law, Korea University
		None	Chairman of the board
Min-Joon Bang (Non-standing Director)	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	Third consecutive term
Hi-Taek Shin (Non-standing Director)
-     Current) Professor of College of Law, Seoul National University
-     Lawyer, Kim & Chang Law Firm
-     Bachelor of Laws, Seoul National University
-     Master of Laws, Seoul National University
-     J.S.D at Yale Law School
		None	Third consecutive term
Hi-Bock Kang (Non-standing Director)
-     Current) Executive Director, Market Economy Research Institute
-     Chief Executive Officer, Korea Minting and Security Printing Corporation
-     Bachelor of Public Administration, Seoul National University
-     Graduate School of Public Administration, Seoul National University
		None	Second consecutive term
Young-Ho Lee (Non-standing Director)	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University	None	Second consecutive term
Hak-Jin Kim (Non-standing Director)
-     Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation
-     General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation
-     Bachelor of Economics, Chung-Ang University
		Employee of the majority shareholding company	Second consecutive term
Doo-Hee Lee (Non-standing Director)
-     Current) Professor of College of Business Administration, Korea University
-     President, Korea Advertising Society
-     Bachelor of Business Administration, Korea University
-     Ph.D. in Business Administration, Michigan State University
		None	Second consecutive term
Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University	None	Second consecutive term
B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee
After the general shareholders’ meeting on March 26, 2010

Name	Position	Notes
Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.
Business Development and Compensation Committee	Young-Ho Lee Doo-Hee Lee Hun Lee	Non-standing director Young-Ho Lee heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.
Ethics Committee	Pal Seung Lee Min-Joon Bang Hak-Jin Kim Doo-Hee Lee Hi-Taek Shin	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Hi-Bock Kang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Young-Ho Lee Hak-Jin Kim Hi-Taek Shin Doo-Hee Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors
Audit Committee Member Candidate Recommendation Committee	Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

3.	Investments in Other Companies

As of June 30, 2010	(units: thousands of shares, millions of Won, %)

										Total Assets	Net Income
	Beginning Balance			Changes[1]			Ending Bal.			as of the Most	for the Most
						Valuation				Recent Fiscal	Recent Fiscal
Name	Quantity	Share	Book value	Quantity	Cost	Gain/Loss	Quantity	Share	Book value	Year	Year[2]
Woori Bank	765,957	100.0	13,621,824	—	—	(10,493)	765,957	100.0	13,611,331	237,910,470	953,829
Kwangju Bank	49,413	99.9	976,284	—	—	51,923	49,413	99.9	1,028,207	17,308,304	62,003
Kyongnam Bank	58,050	99.9	1,443,661	—	—	3,178	58,050	99.9	1,446,839	23,157,326	193,618
Woori Finance Info Sys.	900	100.0	15,013	—	—	2,908	900	100.0	17,921	221,876	1,416
Woori F&I	6,000	100.0	166,563	—	—	4,.578	6,000	100.0	171,141	508,542	24,667
Woori Investment & Securities	46,325	35.0	754,782	—	—	35,807	46,325	35.0	790,589	18,406,605	180,543
Woori Asset Management	6,662	100.0	67,456	—	—	(6,966)	6,662	100.0	60,490	92,363	9,954
Woori Private Equity	4,000	100.0	24,246	—	—	781	4,000	100.0	25,027	25,141	1,310
Woori Financial	8,970	52.9	207,346	—	—	(16,656)	8,970	52.5	190,690	2,151,217	25,732
Woori Aviva Life Insurance	3,060	51.0	72,903	—	—	(4,938)	3,060	51.0	67,965	1,743,823	2,643

Total	949,337	—	17,350,078	—	—	60,122	949,337	—	17,410,200	301,525,667	1,455,715

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income for the most recent fiscal year as stated above are for the fiscal year ended December 31, 2009, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2010.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2010	(units: shares, %)

			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
		Common	459,198,609	56.97	—	—	459,198,609	56.97
Total		Preferred	—	—	—	—	—	—
		Total	459,198,609	56.97	—	—	459,198,609	56.97
Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%

As of June 30, 2010	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97
2	Mirae Asset Management Investment	49,967,187	6.20	—	—	49,967,187	6.20

	Total	509,165,796	63.17	—	—	509,165,796	63.17

c.	Shareholder Distribution
As of December 31, 2009

	Shareholder
Items	number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	70,667	100.00	265,694,161	32.96
Minority Shareholders (Companies)	1,547	2.19	215,407,064	26.72
Minority Shareholders (Individual)	69,120	97.81	50,287,097	6.24
Largest Shareholders, etc.	1	—	531,738,609	65.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,580,000	1.06
Others Shareholders (Companies)	1	—	8,580,000	1.06
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,570	—

Total	70,670	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
(units: Won, shares)

Period		January 2010	February 2010	March 2010	April 2010	May 2010	June 2010
Common Stock	High	16,000	14,450	16,800	18,300	17,700	16,050
	Low	13,400	12,950	13,750	16,000	14,900	14,600
	Average	14,953	13,546	15,080	17,416	15,847	15,214
Monthly Trade Volume	High	9,228,569	4,601,541	8,445,039	84,849,174	11,124,434	12,414,955
	Low	2,503,978	1,237,078	1,518,406	2,488,793	3,100,160	2,863,285
	Average	85,347,708	55,357,442	83,747,705	182,700,533	111,422,140	129,164,376
b.	Foreign Stock Market (NYSE)
(units: US Dollars, ADRs)

Period		January 2010	February 2010	March 2010	April 2010	May 2010	June 2010
ADR	High	42.50	36.60	44.10	49.68	48.01	40.49
	Low	33.93	33.05	34.35	43.06	36.15	35.02
	Average	39.00	35.12	39.75	47.01	40.47	37.45
Won Conversion	High	48,400	42,349	50,170	55,428	53,219	49,232
	Low	38,640	38,241	39,078	48,361	42,118	42,385
	Average	44,414	40,637	45,221	52,517	47,070	45,406
Monthly Trade Volume	High	68,100	15,700	54,900	30,300	16,800	10,400
	Low	2,000	2,200	500	600	100	1,900
	Average	257,600	130,300	180,600	127,700	140,000	130,900

VII.	Directors and Employee Information
1.	Directors

Position		Name	Common Stocks Owned	Note
Chairman and CEO	Registered	Pal Seung Lee	35,000 (as of August 12, 2010)
Senior Managing Director	Non-Registered	Sang Koo Youn	4,400 (as of August 9, 2010)
Senior Managing Director	Non-Registered	Jeong Han Kim		Also serves as the Head of the Risk Management Unit at Woori Bank
Managing Director	Non-Registered	Sung Jae Park	353	Appointed as the Chief Compliance Officer on February 10, 2010
Managing Director	Non-Registered	Seung Gyu Kim
Non-standing Director	Registered	Hi-Bock Kang
Non-standing Director	Registered	Young-Ho Lee
Non-standing Director	Registered	Min-Joon Bang
Non-standing Director	Registered	Hi-Taek Shin
Non-standing Director	Registered	Hak-Jin Kim
Non-standing Director	Registered	Doo-Hee Lee
Non-standing Director	Registered	Hun Lee
2.	Employee Status

As of June 30, 2010	(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	115	—	12	127	2 years and 11 months	3,482,250	27,419	—
3.	Directors’ Compensation
(unit: in millions of Won)

		Compensation Limit approved at	Fair value of
Items	Total Compensation	Meeting of Shareholders	Stock Option	Note
Standing Director	239	4,000	—
Non-standing Directors (excluding audit committee member)	40		—
Audit committee members	80		—

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a. Transactions of Provisional Payments and Loans (including secured loans)
(unit: in millions of Won)

			Changes
Name	Relation	Item	Beg.	+	—	End	Notes
Woori Financial	Subsidiary	Other Loan	100,000	—	—	100,000
Woori F&I	Subsidiary	Other Loan	40,000	—	40,000	—
Total			140,000	—	40,000	100,000
b.	Payment Transactions
(unit: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	4,000,000	—	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,970,639	—	—	8,970,639
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	—	—	3,060,000
Total			949,337,527	—	—	949,337,527

EXHIBIT A
FINANCIAL STATEMENTS
WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2010 AND 2009
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of June 30, 2010, the related non-consolidated statements of operations for the three months and six months ended June 30, 2010 and 2009, and non-consolidated statements of changes in shareholders’ equity and cash flows for the six months ended June 30, 2010 and 2009, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2009 and the related non-consolidated statements of operations, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 4, 2010, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2009, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
August 4, 2010
Notice to Readers
This report is effective as of August 4, 2010, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 15 and 17)	~~W~~	194,870	~~W~~	23,267	US$	161,010	US$	19,224
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		17,410,200		17,350,078		14,385,029		14,335,353
Loans, net of allowance for possible loan losses (Notes 4 and 15)		99,500		139,300		82,211		115,095
Fixed assets (Note 5)		342		415		283		343
Other assets (Notes 6, 7 and 17)		112,300		32,068		92,786		26,497

	~~W~~	17,817,212	~~W~~	17,545,128	US$	14,721,319	US$	14,496,512

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 8 and 15)	~~W~~	3,744,934	~~W~~	3,744,156	US$	3,094,220	US$	3,093,577
Borrowings (Notes 8 and 15)		—		60,000		—		49,574
Other liabilities (Notes 10 and 17)		153,519		20,049		126,844		16,566

		3,898,453		3,824,205		3,221,064		3,159,717

SHAREHOLDERS’ EQUITY
Common stock (Note 11)		4,030,077		4,030,077		3,329,817		3,329,817
Capital surplus (Note 3)		159,609		179,488		131,876		148,300
Capital adjustments (Notes 3 and 11)		(64,452)		(54,201)		(53,253)		(44,783)
Accumulated other comprehensive income (Notes 3 and 19)		993,192		1,219,373		820,616		1,007,496
Retained earnings:
Legal reserve		885,903		783,300		731,970		647,195
Voluntary reserve		7,379,000		6,539,000		6,096,835		5,402,793
Retained earnings before appropriations (Notes 3 and 11)		535,430		1,023,886		442,394		845,977

		8,800,333		8,346,186		7,271,199		6,895,965

		13,918,759		13,720,923		11,500,255		11,336,795

	~~W~~	17,817,212	~~W~~	17,545,128	US$	14,721,319	US$	14,496,512

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

	Korean won								Translation into U.S. dollars (Note 2)
	2010				2009				2010				2009
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	~~W~~	51,808	~~W~~	699,677	~~W~~	294,841	~~W~~	530,062	US$	42,806	US$	578,102	US$	243,610	US$	437,959
Interest income (Note 17)		2,715		4,583		4,456		8,227		2,243		3,787		3,682		6,797
Reversal of allowance for doubtful accounts		—		200		—		—		—		165		—		—

		54,523		704,460		299,297		538,289		45,049		582,054		247,292		444,756

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)		10,880		18,427		2,554		15,349		8,990		15,225		2,110		12,682
Interest expense		61,189		122,308		62,137		116,859		50,557		101,056		51,340		96,554
Fees (Note 17)		1,247		2,136		1,850		2,981		1,030		1,765		1,529		2,463
Provision for possible loan losses		—		—		—		100		—		—		—		83
General and administrative (Notes 14 and 15)		6,665		13,879		5,866		12,328		5,507		11,467		4,847		10,185

		79,981		156,750		72,407		147,617		66,084		129,513		59,826		121,967

OPERATING INCOME		(25,458)		547,710		226,890		390,672		(21,035)		452,541		187,466		322,789

NON-OPERATING INCOME		91		93		126		170		74		77		104		141

NON-OPERATING EXPENSES		1,165		1,318		3,890		5,443		963		1,090		3,214		4,497

INCOME (LOSS) BEFORE INCOME TAX		(26,532)		546,485		223,126		385,399		(21,924)		451,528		184,356		318,433

INCOME TAX EXPENSE (Note 12)		14,042		14,042		—		—		11,602		11,602		—		—

NET INCOME (LOSS)	~~W~~	(40,574)	~~W~~	532,443	~~W~~	223,126	~~W~~	385,399	US$	(33,526)	US$	439,926	US$	184,356	US$	318,433

NET INCOME (LOSS) PER COMMON SHARE (Note 18)	~~W~~	(50)	~~W~~	661	~~W~~	277	~~W~~	478	US$	(0.041)	US$	0.546	US$	0.229	US$	0.395

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Korean won	stock		surplus		adjustments		income		earnings		Total
	(In millions)
January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,373	~~W~~	7,323,149	~~W~~	12,207,339
Net income		—		—		—		—		385,399		385,399
Valuation using the equity method on subsidiaries		—		17,612		644		169,966		(1,041)		187,181

June 30, 2009	~~W~~	4,030,077	~~W~~	204,571	~~W~~	(56,575)	~~W~~	894,339	~~W~~	7,707,507	~~W~~	12,779,919

January 1, 2010 (Reported)	~~W~~	4,030,077		179,488	~~W~~	(54,201)	~~W~~	1,219,373	~~W~~	8,346,186	~~W~~	13,720,923
Net income		—		—		—		—		532,443		532,443
Dividend		—		—		—		—		(80,601)		(80,601)
Valuation using the equity method on subsidiaries		—		(19,879)		(10,251)		(226,181)		2,305		(254,006)

June 30, 2010	~~W~~	4,030,077	~~W~~	159,609	~~W~~	(64,452)	~~W~~	993,192	~~W~~	8,800,333	~~W~~	13,918,759

							Accumulated
							other
Translation into	Common		Capital		Capital		comprehensive		Retained
U.S. dollars (Note 2)	stock		surplus		adjustments		income		earnings		Total
	(In thousands)
January 1, 2009 (Reported)	US$	3,329,817	US$	154,473	US$	(47,277)	US$	598,507	US$	6,050,689	US$	10,086,209
Net income		—		—		—		—		318,433		318,433
Valuation using the equity method on subsidiaries		—		14,552		532		140,433		(860)		154,657

June 30, 2009	US$	3,329,817	US$	169,025	US$	(46,745)	US$	738,940	US$	6,368,262	US$	10,559,299

January 1, 2010 (Reported)	US$	3,329,817	US$	148,300	US$	(44,783)	US$	1,007,496	US$	6,895,965	US$	11,336,795
Net income		—		—		—		—		439,926		439,926
Dividend		—		—		—		—		(66,597)		(66,597)
Valuation using the equity method on subsidiaries		—		(16,424)		(8,470)		(186,880)		1,905		(209,869)

June 30, 2010	US$	3,329,817	US$	131,876	US$	(53,253)	US$	820,616	US$	7,271,199	US$	11,500,255

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	532,443	~~W~~	385,399	US$	439,926	US$	318,433

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		18,427		15,349		15,225		12,682
Interest expense (amortization of discounts on debentures)		1,508		1,359		1,245		1,123
Provision for severance benefits		503		421		417		348
Depreciation		81		108		67		89
Amortization		4		3		3		2
Provision for possible loan losses		—		100		—		83
Other non-operating expense		—		3,852		—		3,183
Gain on valuation using the equity method of accounting		(699,677)		(530,062)		(578,102)		(437,959)
Reversal of allowance for doubtful accounts		(200)		—		(165)		—

		(679,354)		(508,870)		(561,310)		(420,449)

Changes in operating assets and liabilities:
Increase in other receivables		(78,714)		(482)		(65,037)		(398)
Decrease in investment securities accounted for using the equity method of accounting		407,130		40,476		336,388		33,443
Decrease (increase) in accrued income		(157)		25		(130)		20
Decrease in prepaid expenses		47		102		39		84
Increase in advanced payments		(1,392)		(21)		(1,150)		(17)
Retirement benefits succession		400		18		330		15
Severance benefits payment		(337)		(230)		(278)		(190)
Decrease in employee retirement insurance deposit		51		164		42		136
Increase (decrease) in other payables		(39)		449		(31)		371
Increase in accrued expenses		333		66		276		54
Decrease in withholdings		(286)		(67)		(236)		(55)
Decrease in prepaid income tax		—		62		—		51
Increase in income tax payable		78,794		—		65,103		—
Increase in deferred income tax liabilities		14,042		—		11,602		—

		419,872		40,562		346,917		33,514

Net cash provided by (used in) operating activities		272,961		(82,909)		225,533		(68,502)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	~~W~~	40,000	~~W~~	20,000	US$	33,050	US$	16,525

Acquisition of investment securities accounted for using the equity method accounting		—		(300,000)		—		(247,871)
Acquisition of fixed assets		(8)		(23)		(7)		(19)
Acquisition of intangible assets		(19)		(8)		(16)		(7)
Extension of loans		—		(40,000)		—		(33,050)

Net cash provided by (used in) investing activities		39,973		(320,031)		33,027		(264,422)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debentures in local currency		249,270		898,258		205,957		742,178
Proceeds from borrowings in local currency		10,000		—		8,262		—
Repayment of debentures in local currency		(250,000)		(370,000)		(206,560)		(305,709)
Payment of dividends		(80,601)		—		(66,596)		—
Repayment of borrowings in local currency		(70,000)		—		(57,837)		—

Net cash provided by (used in) financing activities		(141,331)		528,258		(116,774)		436,469

NET INCREASE IN CASH AND BANK DEPOSITS		171,603		125,318		141,786		103,545

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		23,267		119,350		19,224		98,612

CASH AND BANK DEPOSITS, END OF THE PERIOD	~~W~~	194,870	~~W~~	244,668	US$	161,010	US$	202,157

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009
1. GENERAL
(1)	Woori Finance Holdings Co., Ltd.
Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 30 2nd-tier subsidiaries as of June 30, 2010.
Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2010, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 459,198,609 shares (56.97%).
On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
(2)	The structure of the Company and its significant subsidiaries as of June 30, 2010 and December 31, 2009 is as follows:

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	765,956,580	100.0	765,956,580	100.0	June 30
"	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	June 30
"	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	June 30
"	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	June 30
"	Woori F&I Co., Ltd.	6,000,000	100.0	6,000,000	100.0	June 30
"	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	June 30
"	Woori Asset Management Co., Ltd.	6,662,000	100.0	6,662,000	100.0	June 30
"	Woori Private Equity Co., Ltd.	4,000,000	100.0	4,000,000	100.0	June 30
"	Woori Financial Co., Ltd.	8,909,439	52.5	8,909,439	52.5	June 30
"	Woori Aviva Life Insurance Co., Ltd.	3,060,000	51.0	3,060,000	51.0	June 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	June 30 (*9)
"	Woori America Bank	10,500,000	100.0	10,500,000	100.0	June 30 (*9)
"	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	June 30 (*9)
"	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	June 30 (*9)
"	Woori Bank (China) Limited	—	100.0	—	100.0	June 30 (*9)
"	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	June 30 (*9)

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori AMC Co., Ltd. (*7)	800,000	100.0	—	—	June 30
"	Woori F&I Fifth Asset Securitization Specialty (*6)	—	—	92,500	100.0	June 30
"	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	June 30
"	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	June 30
"	Woori F&I Tenth Asset Securitization Specialty (*1)	278,020	100.0	478,020	100.0	June 30
"	Woori F&I Eleventh Asset Securitization Specialty (*7)	181,060	100.0	—	—	June 30
"	Woori F&I Thirteenth Asset Securitization Specialty (*7)	855,721	94.6	—	—	June 30
"	Woori SB Tenth Asset Securitization Specialty	410,711	50.0+1stock	410,711	50.0+1stock	June 30
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	June 30
"	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	June 30 (*9)
"	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	June 30 (*9)
"	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	June 30 (*9)
"	MARS Second Private Equity Fund (*8)	25,066,666,670	8.9	25,066,666,670	8.9	June 30 (*9)
"	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	June 30 (*9)
"	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	June 30 (*9)
"	Woori Absolute Global Opportunity Fund (*2)	44,700	100.0	35,000	100.0	June 30 (*9)
"	Woori Absolute Return Investment Strategies Fund (*5)	30,000	100.0	—	—	June 30 (*9)
"	Bien Viet Securities Joint Stock Company (*7)	6,615,000	49.0	—	—	June 30 (*9)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*3)	140,294	61.0	149,937	61.0	June 30
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	June 30 (*9)
"	Woori Renaissance Holdings	1,260	51.6	1,260	51.6	June 30
"	Phoenix Digital Tech Co., Ltd.	500,000	50.0	500,000	50.0	June 30 (*9)
"	Woori BK Co., Ltd.	1,000	100.0	1,000	100.0	June 30 (*9)
Woori Private Equity Fund & Kumho Investment Bank	Sahn Eagles LLC (*7)	51,027,331	63.8	—	—	Mar 31
Woori Renaissance Holdings	UP Chemical Co., Ltd. (*4)	491,091	66.8	582,371	70.0	June 30 (*9)

(*1)	The investee decreased its capital in cash. As a result, the number of shares owned decreased.

(*2)	The investee increased its capital in cash. As a result, the number of shares owned increased.

(*3)	Equity investments decreased due to termination refund.

(*4)	Percentages of ownership decreased due to stock repurchase.

(*5)	Woori Absolute Return Investment Strategies Fund was incorporated by Woori Investment Securities Co., Ltd. Since total capital stock as of its incorporation exceeded ~~W~~10 billion, it has been consolidated.

(*6)	Since total assets as of December 31, 2009 decreased to ~~W~~10 billion, it has been deconsolidated and accounted for using the equity method as of January 1, 2010.

(*7)	Since total assets as of December 31, 2009 exceeded ~~W~~10 billion, it has been consolidated as of January 1, 2010.

(*8)	As a General Partner of investee’s company, Woori Investment Securities Co., Ltd. has a right to make investment decisions even though it holds less than 50% equity of Mars 2nd Private Equity Fund. Therefore, it has been consolidated.

(*9)	The unreviewed financial statements as of June 30, 2010 are used for the consolidation.
(3)	General information pertaining to the Company’s subsidiaries as of June 30, 2010 does not differ materially from that as of December 31, 2009.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,210.30 to US$1.00 at June 30, 2010, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2009.
(1)	Accounting policy of consolidated tax return
In accordance with the Korean Corporate Tax Act, the Company and its 100% owned subsidiaries adopted consolidated tax return from the year 2010. The Company recorded the consolidated tax payables on behalf of the subsidiaries and same amounts were recorded as other receivables to be collected from the subsidiaries.

3. INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Changes in investment securities accounted for using the equity method of accounting for the six months ended June 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

			Gain (loss)
			on valuation
			using			Other			Other
			the equity			comprehensive			increase
<2010>	Jan. 1, 2010		method (*1)			income (*1)	Dividends		(decrease)		Jun. 30, 2010
Woori Bank	~~W~~	13,621,824	~~W~~	487,355	~~W~~	(213,476)	~~W~~	(286,148)	~~W~~	1,776	~~W~~	13,611,331
Kyongnam Bank (*2)		1,443,661		60,073		1,302		(58,050)		(147)		1,446,839
Kwangju Bank		976,284		76,048		(5,398)		(18,580)		(147)		1,028,207
WFIS		15,013		2,908		—		—		—		17,921
Woori F&I		166,563		18,759		620		(14,802)		1		171,141
Woori Investment Securities		754,782		51,332		758		(16,214)		(70)		790,588
Woori Asset Management		67,456		2,360		—		(9,326)		—		60,490
Woori PE		24,246		842		14		—		(74)		25,028
Woori Financial		207,346		(12,626)		(21)		(4,009)		—		190,690
Woori Aviva		72,903		(5,801)		863		—		—		67,965

	~~W~~	17,350,078	~~W~~	681,250	~~W~~	(215,338)	~~W~~	(407,129)	~~W~~	1,339	~~W~~	17,410,200

			Gain (loss)
			on valuation
			using		Other				Other
			the equity		comprehensive				increase
<2009>	Jan. 1, 2009		method (*1)		income (*1)		Dividends		(decrease)		Dec. 31, 2009
Woori Bank	~~W~~	11,900,128	~~W~~	952,362	~~W~~	475,591	~~W~~	(2,455)	~~W~~	296,198	~~W~~	13,621,824
Kyongnam Bank		1,245,318		191,438		6,653		—		252		1,443,661
Kwangju Bank		920,938		61,980		(6,886)		—		252		976,284
WFIS		13,076		1,935		2		—		—		15,013
Woori F&I		139,999		24,097		(6,295)		(11,267)		20,029		166,563
Woori 3rd SPC		—		38,328		(8,692)		—		(29,636)		—
Woori Investment Securities		709,114		36,686		34,269		(25,479)		192		754,782
Woori Asset Management		41,296		4,315		—		—		21,845		67,456
Woori PE		12,844		1,320		103		—		9,979		24,246
Woori Financial		228,456		(24,589)		(1,085)		(1,275)		5,839		207,346
Woori Aviva		74,187		(2,498)		1,340		—		(126)		72,903

	~~W~~	15,285,356	~~W~~	1,285,374	~~W~~	495,000	~~W~~	(40,476)	~~W~~	324,824	~~W~~	17,350,078

(*1)	Gross amounts for the six months ended June 30, 2010 and the year ended December 31, 2009

(*2)	Contingent liabilities related to Kyongnam Bank’s financial incident of ~~W~~105.5 billion (made up of provision for contingent liabilities of ~~W~~58.2 billion and ~~W~~47.3 billion of prior error corrections in non-operating expense) have been recognized.

(2)	The details of other increase (decrease) for the six months ended June 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	Capital		Capital		Retained
<2010>	surplus		adjustment		earnings		Total
Woori Bank	~~W~~	1,026	~~W~~	(1,556)	~~W~~	2,306	~~W~~	1,776
Kyongnam Bank		167		(314)		—		(147)
Kwangju Bank		167		(314)		—		(147)
Woori F&I		62		(61)		—		1
Woori Investment Securities		1,098		(1,168)		—		(70)
Woori PE		84		(158)		—		(74)

	~~W~~	2,604	~~W~~	(3,571)	~~W~~	2,306	~~W~~	1,339

							Other
	Capital		Capital		Retained		non-operating		Acquisition/
<2009>	surplus		adjustment		earnings		expenses		Others		Total
Woori Bank	~~W~~	(895)	~~W~~	898	~~W~~	(2,987)	~~W~~	(818)	~~W~~	300,000	~~W~~	296,198
Kyongnam Bank		71		181		—	—			—		252
Kwangju Bank		71		181		—	—			—		252
Woori F&I		34		(5)		—	—			20,000		20,029
Woori 3rd SPC		—		—		—	—			(29,636)		(29,636)
Woori Investment Securities		(13)		205		—	—			—		192
Woori Asset Management		(26,005)		—						47,850		21,845
Woori PE		34		(55)		—	—			10,000		9,979
Woori Financial		217		1,613		—	—			4,009		5,839
Woori Aviva		—		—		—	—			(126)		(126)

	~~W~~	(26,486)	~~W~~	3,018	~~W~~	(2,987)	~~W~~	(818)	~~W~~	352,097	~~W~~	324,824

(*)	The variation of equity due to the additional acquisition, disposal of shares and paid in capital of Company’s subsidiaries are accounted as capital surplus or capital adjustments.
(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the six months ended June 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Amortization		Jun. 30, 2010
Woori F&I	~~W~~	56	~~W~~	—	~~W~~	2	~~W~~	54
Woori Investment Securities		(2,223)		—		(83)		(2,140)
Woori Financial		105,684		—		19,216		86,468
Woori Aviva		23,633		—		3,672		19,961

	~~W~~	127,150	~~W~~	—	~~W~~	22,807	~~W~~	104,343

<2009>	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Woori F&I	~~W~~	61	~~W~~	—	~~W~~	5	~~W~~	56
Woori Investment Securities		(2,245)		—		(22)		(2,223)
Woori Financial		144,114		—		38,430		105,684
Woori Aviva		31,058		(126)		7,299		23,633

	~~W~~	172,988	~~W~~	(126)	~~W~~	45,712	~~W~~	127,150

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the six months ended June 30, 2010 are as follows (Korean won in millions):

	Jan. 1, 2010		Realized		Incurred		Jun. 30, 2010
Woori Bank	~~W~~	4,175	~~W~~	12,100	~~W~~	(5,765)	~~W~~	10,510
Kyongnam Bank		360		235		—		595
Kwangju Bank		2,365		293		—		2658
WFIS		3,642		(10)		—		3,632
Woori F&I		200		(200)		—		—
Woori Investment Securities		(122)		14		—		(108)
Woori Financial		424		(93)		—		331

	~~W~~	11,044	~~W~~	12,339	~~W~~	(5,765)	~~W~~	17,618

(5)	The market values of Woori Investment Securities and Woori Financial are ~~W~~736,567 million (~~W~~15,000 per share) and ~~W~~83,660 million (~~W~~9,390 per share), respectively, as of June 30, 2010.
4. LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
Loans as of June 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

			Annual
	Issuance	Maturity	interest
	date	date	rate (%)	2010		2009
Woori Financial	Nov. 3, 2008	Oct. 19, 2010	5.47	~~W~~	30,000	~~W~~	30,000

"	Nov. 10, 2008	Oct. 19, 2010	5.47		70,000		70,000
Woori F&I	Mar. 27, 2009	Mar. 27, 2012	6.80		—		40,000

					100,000		140,000
Allowance for possible loan losses					(500)		(700)

				~~W~~	99,500	~~W~~	139,300

5. FIXED ASSETS
(1)	Changes in fixed assets for the six months ended June 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Disposition		Depreciation		Jun. 30, 2010
Furniture and equipment	~~W~~	256	~~W~~	3	~~W~~	—	~~W~~	59	~~W~~	200
Leasehold improvements		132		5		—		22		115
Others		27		—		—		—		27

	~~W~~	415	~~W~~	8	~~W~~	—	~~W~~	81	~~W~~	342

<2009>	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Dec. 31, 2009
Furniture and equipment	~~W~~	384	~~W~~	55	~~W~~	—	~~W~~	183	~~W~~	256
Leasehold improvements		155		19		—		42		132
Others		27		—		—		—		27

	~~W~~	566	~~W~~	74	~~W~~	—	~~W~~	225	~~W~~	415

6. INTANGIBLE ASSETS
(1)	Changes in intangible assets for the six months ended June 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Amortization		Jun. 30, 2010
Software	~~W~~	2	~~W~~	—	~~W~~	—	~~W~~	2
Industrial property rights		6		19		4		21

	~~W~~	8	~~W~~	19	~~W~~	4	~~W~~	23

<2009>	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Software	~~W~~	3	~~W~~	—	~~W~~	1	~~W~~	2
Industrial property rights		11		—		5		6

	~~W~~	14	~~W~~	—	~~W~~	6	~~W~~	8

As of June 30, 2010 and December 31, 2009, accumulated amortization of software amounted to ~~W~~35.4 million and ~~W~~35.1 million, respectively, and accumulated amortization of industrial property rights amounted to ~~W~~85.9 million and ~~W~~82.4 million, respectively.
7. OTHER ASSETS
Other assets as of June 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Deposits refundable (Note 17)	~~W~~	31,645	~~W~~	31,645
Other receivables (Note 2)		78,795		81
Accrued income (Note 17)		170		13
Prepaid expenses		275		321
Advance payments		1,392		—
Intangible assets (Note 6)		23		8

	~~W~~	112,300	~~W~~	32,068

8. BORROWINGS AND DEBENTURES
(1)	Borrowings in local currency as of June 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	Annual interest
Lender	rate (%)	Maturity	Line of credit		2010		2009
Hana Bank	CD(3M)+2.5	Jul. 14, 2010	~~W~~	100,000	~~W~~	—	~~W~~	50,000
Kookmin Bank	5.3	Jun. 17, 2010		150,000		—		10,000

			~~W~~	250,000	~~W~~	—	~~W~~	60,000

(2)	Debentures in local currency as of June 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

		Annual
	Issuance	interest
	date	rate (%)	Maturity (*)	2010		2009
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010	~~W~~	—	~~W~~	250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		50,000		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1rd bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		210,000		210,000
The 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		50,000
The 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		100,000
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		150,000
The 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		300,000
The 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		220,000
The 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		80,000
The 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		60,000
The 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		140,000
The 29-1st bonds	May. 20, 2010	4.45	May. 20, 2013		30,000		—
The 29-2nd bonds	May. 20, 2010	5.11	May. 20, 2015		220,000		—

					3,750,000		3,750,000
Less: discounts					(5,066)		(5,844)

				~~W~~	3,744,934	~~W~~	3,744,156

(*)	All debentures above are to be paid the total amount at maturity.

9. ACCRUED SEVERANCE BENEFITS
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to ~~W~~2,741 million and ~~W~~2,175 million as of June 30, 2010 and December 31, 2009, respectively.
The details of changes in the accrued severance benefits for the six months ended June 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Beginning balance	~~W~~	2,175	~~W~~	1,985
Provision for severance benefits (Note 14)		503		965
Retirement benefits succession		400		18
Retirement benefits payment		(337)		(793)

Ending balance	~~W~~	2,741	~~W~~	2,175

As of June 30, 2010 and December 31, 2009, the Company has enrolled post-retirement pension plan deposits at Woori Bank and the deposits amounting to ~~W~~1,363 million and ~~W~~1,414 million, respectively, are presented as a deduction from accrued severance benefits. As of June 30, 2010, post-retirement pension plan deposits consist of beneficiary certificates and time deposits amounting to ~~W~~96 million and ~~W~~1,267 million, respectively.
10. OTHER LIABILITIES
Other liabilities as of June 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Accrued severance benefits (Note 9)	~~W~~	2,741	~~W~~	2,175
Post-retirement pension plan deposits (Notes 9 and 17)		(1,363)		(1,414)
Other payables (Note 17)		720		758
Accrued expenses		18,403		18,069
Income tax payable (Notes 2 and 12)		78,794		—
Deferred income tax credits (Note 12)		54,048		—
Withholdings		176		461

	~~W~~	153,519	~~W~~	20,049

11. SHAREHOLDERS’ EQUITY
(1)	The authorized shares and issued shares of common stock as of June 30, 2010 and December 31, 2009 are as follows:

	2010		2009
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to June 30, 2010 are as follows (Korean won in millions):

					Paid-in capital in
		Number of			excess of
Date	Description	shares issued	Capital stock		par value
March 27, 2001	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares of Woori Asset Management	—		—		(24,537)

2006.12.31		806,015,340		4,030,077		84,488

2010.06.30		806,015,340	~~W~~	4,030,077	~~W~~	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	The Company held 2,560 shares of treasury stock as of June 30, 2010 and December 31, 2009.

(5)	The changes in retained earnings from December 31, 2009 to June 30, 2010 are as follows (Korean won in millions):

	2010
Balance — December 31, 2009	~~W~~	1,023,885

Appropriations:
Dividend		(80,601)
Legal reserve		(102,603)
Voluntary reserve		(840,000)
Increase by using the equity method of accounting		2,306
Net income for the six months ended June 30, 2010		532,443

Balance — June 30, 2010	~~W~~	535,430

12. INCOME TAX EXPENSE
(1)	Components of income tax expense for the six months ended June 30, 2010 is as follows (Korean won in millions):

Description	2010
Income tax currently payable	~~W~~	—
Changes in deferred income taxes due to temporary differences (*1)		54,048
Deferred income tax directly reflected to equity		(40,006)

Income tax expense	~~W~~	14,042

(*1) Deferred income tax liabilities at the beginning of period	~~W~~	54,048
Deferred income tax liabilities at the end of period		—

Changes in deferred income taxes due to temporary differences	~~W~~	54,048

(2)	Reconciling items between income before income tax and taxable income for the six months ended June 30, 2010 are as follows (Korean won in millions):

Description	2010
Income before income tax	~~W~~	546,485
Tax calculated at statutory tax rate (24.2% for the six months ended June 30, 2010 )		132,225
Tax reconciliation items:
Non-taxable income (~~W~~347,432 million for the six months ended June 30, 2010)		(84,063)
Non-deductible expenses (~~W~~18,689 million for the six months ended June 30, 2010)		4,522
Changes of realizability for temporary differences		11,279
Non-recognition of deferred income taxes from temporary differences		(49,027)
Other		(894)

Income tax expense	~~W~~	14,042

Effective tax rate		3%
(3)	The changes in cumulative temporary differences and tax loss carry-forwards for the six months ended June 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

									Deferred tax
<2010>	Jan. 1, 2010		Decrease (*1)		Increase (*1)		Jun. 30, 2010		assets (liabilities)
Investment securities (*2)	~~W~~	(7,536,753)	~~W~~	(295,184)	~~W~~	(701,983)	~~W~~	(7,943,552)	~~W~~	(196,594)
Accrued expenses		2,043		2,043		2,952		2,952		714
Accrued severance benefits		1,523		51		496		1,968		433
Post-retirement pension plan deposits		(1,414)		(51)		—		(1,363)		(300)
Depreciation		6		—		—		6		1
Other comprehensive income due to the equity method of accounting		(1,390,564)		(349,282)		(2,604)		(1,043,886)		(229,655)
Carry-forwarded tax loss		508,147		266,417		—		241,730		53,181

Total	~~W~~	(8,417,012)	~~W~~	(376,006)	~~W~~	(701,139)	~~W~~	(8,742,145)	~~W~~	(372,220)

Unrecognized amount (*3)		(8,417,012)						(8,670,222)		(318,172)
Recognized amount		—						(71,923)		(54,048)

(*1)	Reflected the additional adjustment based on the reported tax returns and tax investigation.

(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(*3)	Deferred tax liabilities for the temporary differences in relation with equity method valuation of ~~W~~ 8,911,952 million were not recognized since the Company is able to control the timing of the reversal of the temporary differences in investment securities accounted for using the equity method of accounting and it is almost probable that the temporary differences will not reverse in the foreseeable future. Also, deferred tax assets for tax-loss carry forward of ~~W~~ 241,730 million were not recognized due to the uncertainty of utilizing such tax-loss carry forward.

									Deferred tax
									assets
<2009>	Jan. 1, 2009		Decrease (*1)		Increase (*1)		Dec. 31, 2009		(liabilities)
Investment securities (*2)	~~W~~	(6,334,148)	~~W~~	(70,710)	~~W~~	(1,273,315)	~~W~~	(7,536,753)	~~W~~	(53,563)
Accrued expenses		1,820		1,820		2,043		2,043		494
Accrued severance benefits		1,374		229		378		1,523		335
Post-retirement pension plan deposits		(1,209)		(229)		(434)		(1,414)		(311)
Depreciation		10		4		1		7		2
Dividend receivable		39,390		39,390		—		—		—
Other comprehensive income due to the equity method of accounting		(910,340)		—		(480,224)		(1,390,564)		(12,400)
Gain on disposal of investments using the equity method		34,604		34,604		—		—		—
Others		2		2		—		—		—
Carry-forwarded tax loss		303,186		22,414		227,374		508,146		111,792

Total	~~W~~	(6,865,311)	~~W~~	27,524	~~W~~	(1,524,177)	~~W~~	(8,417,012)	~~W~~	46,349

Unrecognized amount (*3)		(8,417,012)						(8,417,012)		46,349
Recognized amount		—						—		—

(*1)	Reflected the additional adjustment based on the reported tax returns and tax investigation.

(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(*3)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.
(4)	Details of deferred tax directly reflected to equity for the six months ended June 30, 2010 is as follows:

Description	Before tax		Tax effect		After tax
Other capital surplus	~~W~~	97,605	~~W~~	(22,483)	~~W~~	75,122
Capital adjustments of equity method		(57,753)		(6,680)		(64,433)
Valuation using the equity method		1,004,077		(10,843)		993,234

	~~W~~	1,043,929	~~W~~	(40,006)	~~W~~	1,003,923

(5)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2005	~~W~~	56,965	~~W~~	—	~~W~~	—	~~W~~	56,965	Dec. 31, 2010
2008		12,562		—		—		12,562	Dec. 31, 2013
2009		172,203		—		—		172,203	Dec. 31, 2019

	~~W~~	241,730	~~W~~	—	~~W~~	—	~~W~~	241,730

(*1)	Reflected the additional adjustment based on the reported tax returns and tax investigation.
(6)	The Company recorded the consolidated tax payables amounting to ~~W~~ 78,794 million on behalf of the subsidiaries.

13. STATEMENTS OF CASH FLOWS
The significant transactions without cash flows for the six months ended June 30, 2010 and 2009 are as follows (Korean won in millions):

Transactions	2010		2009
Decrease in other capital surplus for the equity method of accounting	~~W~~	(19,878)	~~W~~	—
Decrease in capital adjustments for the equity method of accounting		(10,251)		—
Increase (decrease) in other comprehensive income for the equity method of accounting		(226,181)		169,966
Increase (decrease) in retained earnings for the equity method of accounting		2,306		(1,041)
Increase in deferred income tax liabilities reflected to equity		40,006		—
Increase in dividend receivables		—		(14,771)
14. GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the six months ended June 30, 2010 and 2009 are summarized as follows (Korean won in millions):

	2010		2009
Salaries, wages and bonuses (Note 17)	~~W~~	8,021	~~W~~	7,241
Provision for severance benefits (Notes 9 and 17)		503		421
Fringe benefits		894		828
Rent (Note 17)		548		532
Entertainment		501		428
Depreciation (Note 5)		81		108
Amortization (Note 6)		4		3
Taxes and dues		126		46
Advertising		82		62
Travel		348		200
Telecommunications		100		83
Service fees (Note 17)		1,533		1,488
Suppliers		78		71
Others (Note 17)		1,060		817

	~~W~~	13,879	~~W~~	12,328

15. FINANCIAL INFORMATION OF SUBSIDIARIES
(1)	The condensed statements of financial position of subsidiaries as of June 30, 2010 are as follows (Korean won in millions):

					Total
	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	234,632,961	~~W~~	221,012,071	~~W~~	13,620,890
Kyongnam Bank		23,442,056		21,995,410		1,446,646
Kwangju Bank		16,327,130		15,301,940		1,025,190
WFIS		214,142		199,853		14,289
Woori F&I		852,621		664,557		188,064
Woori Investment Securities		18,207,639		15,493,177		2,714,462
Woori Asset Management		82,127		21,637		60,490
Woori PE		2,349,528		1,959,224		390,304
Woori Financial		2,360,893		2,145,900		214,993
Woori Aviva		1,881,667		1,805,119		76,548

Total	~~W~~	300,350,764	~~W~~	280,598,888	~~W~~	19,751,876

(2)	The condensed statements of operations of subsidiaries for the six months ended June 30, 2010 are as follows (Korean won in millions):

							Income (loss)
	Operating		Operating		Operating		before		Net income
	revenue		expenses		income (loss)		income tax		(loss)
Woori Bank	~~W~~	14,951,815	~~W~~	14,366,965	~~W~~	584,850	~~W~~	579,797	~~W~~	482,982
Kyongnam Bank		890,488		762,371		128,117		81,510		59,993
Kwangju Bank		606,219		503,213		103,006		100,404		75,710
WFIS		143,147		139,259		3,888		3,873		2,919
Woori F&I		43,522		26,082		17,440		25,609		18,960
Woori Investments Securities		2,460,299		2,261,667		198,632		203,563		162,396
Woori Asset Management		16,010		12,653		3,357		2,971		2,360
Woori PE		184,920		205,797		(20,877)		(14,944)		1,211
Woori Financial		135,810		120,791		15,019		15,046		11,261
Woori Aviva		490,823		495,086		(4,263)		(4,266)		(3,275)

	~~W~~	19,923,053	~~W~~	18,893,884	~~W~~	1,029,169	~~W~~	993,563	~~W~~	814,517

(3)	Significant liabilities and assets of the Company and its subsidiaries as of June 30, 2010 are summarized as follows (Korean won in millions):
1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	—	~~W~~	3,744,934	~~W~~	3,744,934
Woori Bank		157,900,863		18,569,915		26,619,801		203,090,579
Kyongnam Bank		15,249,878		2,575,569		1,896,430		19,721,877
Kwangju Bank		11,443,315		2,330,686		926,633		14,700,634
WFIS		—		69,100		—		69,100
Woori F&I		—		376,258		274,368		650,626
Woori Investment Securities		1,454,802		10,762,102		1,025,012		13,241,916
Woori PE		1,247,398		426,173		50,000		1,723,571
Woori Financial		—		508,130		1,431,102		1,939,232
Woori Aviva		—		33,700		—		33,700

Total	~~W~~	187,296,256	~~W~~	35,651,633	~~W~~	35,968,280	~~W~~	258,916,169

2)	Significant assets

	Cash and due
	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	194,870	~~W~~	17,410,200	~~W~~	99,500	~~W~~	17,704,570
Woori Bank		19,470,326		34,392,923		165,148,402		219,011,651
Kyongnam Bank		1,332,215		4,010,969		15,929,402		21,272,586
Kwangju Bank		1,536,145		3,395,511		10,726,311		15,657,967
WFIS		3,710		107		—		3,817
Woori F&I		24,074		120,251		495,436		639,761
Woori Investment Securities		3,069,515		11,629,358		1,124,177		15,823,050
Woori Asset Management		61,375		302		1,207		62,884
Woori PE		264,120		637,188		436,243		1,337,551
Woori Financial		26,725		11,998		2,222,043		2,260,766
Woori Aviva		190,105		1,168,333		176,825		1,535,263

Total	~~W~~	26,173,180	~~W~~	72,777,140	~~W~~	196,359,546	~~W~~	295,309,866

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of June 30, 2010 are summarized as follows (Korean won in millions):

	Loans subject to
	allowance for				Percentage of
	possible				allowance
	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	168,937,750	~~W~~	3,789,348	2.2
Kyongnam Bank		16,156,513		227,111	1.4
Kwangju Bank		10,947,013		220,702	2.0
Woori F&I		506,978		11,542	2.3
Woori Investment Securities		1,215,822		91,645	7.5
Woori Asset Management		1,213		6	0.5
Woori PE		470,756		34,513	7.3
Woori Financial		2,273,673		51,630	2.3
Woori Aviva		181,612		4,787	2.6

Total	~~W~~	200,691,330	~~W~~	4,431,284	2.2

16. PROPORTION OF INCOME FROM SUBSIDIARIES IN THE COMPANY’S NET INCOME
Proportion of income from subsidiaries in the Company’s net income for the three months ended June 30, 2010 and 2009 is as follows (Korean won in millions):

	2010		Ratio (%)	2009		Ratio (%)
Woori Bank	~~W~~	487,355	71.5	~~W~~	341,411	66.3
Kyongnam Bank		60,073	8.8		98,892	19.2
Kwangju Bank		76,048	11.2		35,991	7.0
WFIS		2,908	0.4		(237)	—
Woori F&I		18,759	2.8		9,991	1.9
Woori 3rd SPC (*)		—	—		(75)	—
Woori Investment Securities		51,332	7.5		37,602	7.3
Woori Asset Management		2,360	0.4		4,464	0.9
Woori PE		842	0.1		1,177	0.2
Woori Financial		(12,626)	(1.9)		(15,037)	(2.9)
Woori Aviva		(5,801)	(0.8)		534	0.1

Gain on valuation using the equity method of accounting, net of loss		681,250	100.0		514,713	100.0

Other income		4,877			8,397
Other expenses		153,684			137,711

Net income	~~W~~	532,443		~~W~~	385,399

(*)	Woori 3rd SPC was liquidated for the year ended December 31, 2009.
17. TRANSACTIONS WITH RELATED PARTIES
(1)	The related parties of the Company as of June 30, 2010 are as follows:

Company name
Majority shareholder	Korea Deposit Insurance Corporation

Consolidated subsidiaries	Woori Bank
Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Asset Management Co., Ltd.
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co., Ltd.

Other affiliates	Woori Credit Information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori AMC Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori F&I Tenth Asset Securitization Specialty
Woori F&I Eleventh Asset Securitization Specialty
Woori F&I Thirteenth Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities (H.K.) Ltd.
LG Investment Holding B.V.(Amsterdam) GG

Company name
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Absolute Global Opportunity Fund
Bien Viet Securities Joint Stock Company
Woori Absolute Return Investment Strategies Fund
Woori Private Equity Fund
Kumho Investment Bank
Woori Renaissance Holdings
Phoenix Digital Tech Co., Ltd.
Woori BK Co., Ltd.
Sahn Eagles LLC
UP Chemical Co., Ltd.
(2)	Assets and liabilities from transactions with the subsidiaries as of June 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
<Assets>
Woori Bank	~~W~~	236,356	~~W~~	23,267	Cash and bank deposits
		31,555		31,555	Guarantee deposits
		28		13	Accrued income
		1,303		1,414	Post-retirement pension plan assets
Kyongnam Bank		58,050		—	Cash and bank deposits
Kwangju Bank		18,579		—	Cash and bank deposits
		1		—	Accrued income
Woori Financial		100,000		100,000	Loans
Woori F&I		—		40,000	Loans

	~~W~~	445,872	~~W~~	196,249

<Liabilities>
Woori Bank	~~W~~	187		246	Other payables
WFIS		123		143	Other payables

	~~W~~	310	~~W~~	389

(3)	Revenues and expenses from transactions with the subsidiaries for the six months ended June 30, 2010 and 2009 are as follows:

	2010		2009		Account
<Revenues>
Woori Bank	~~W~~	123	~~W~~	1,809	Interest income on deposits
Kyongnam Bank		—		267	Interest income on deposits
Kwangju Bank		1		267	Interest income on deposits
Woori Financial		1,349		5,168	Interest income on loans
Woori F&I		395		715	Interest income on loans

	~~W~~	1,868	~~W~~	8,226

<Expenses>
Woori Bank	~~W~~	182	~~W~~	364	Rent
WFIS		501		60	Fees
Woori Investment Securities Co., Ltd.		—		4	Fees

	~~W~~	683	~~W~~	428

(4)	The Company compensated standing or non-standing directors for ~~W~~1,820 million of salaries and recorded ~~W~~72 million of severance benefits for the six months ended June 30, 2010.

18. EARNINGS (LOSS) PER COMMON SHARE
(1)	Basic net income (loss) per common share for the six months ended June 30, 2010 and 2009 is as follows (Korean won in millions, except for earnings per share data):

	2010				2009
	Three months		Six months		Three months		Six months
Net income (loss) on common shares	~~W~~	(40,574)	~~W~~	532,443	~~W~~	223,126	~~W~~	385,399
Weighted average number of common shares outstanding		806,012,780		806,012,780		806,012,780		806,012,780

Basic net income (loss) per common shares	~~W~~	(50)	~~W~~	661	~~W~~	277	~~W~~	478

(2)	Net income per common share for the year ended December 31, 2009 and for the three months ended March 31, 2010 are ~~W~~1,273 and ~~W~~711, respectively.
19. STATEMENTS OF COMPREHENSIVE INCOME
Comprehensive income statements for the six months ended June 30, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Net income	~~W~~	532,443	~~W~~	385,399
Valuation using the equity method on subsidiaries		(226,181)		169,966

Comprehensive income	~~W~~	306,262	~~W~~	555,365

20. INSURANCE
As of June 30, 2010, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,384 million. The Company also has insurance to cover for damage on premises, property and equipment with Samsung Fire & Marine Insurance Co., Ltd.
21. SUBSEQUENT EVENTS
(1)	Disposal plan of the Company

On July 31, 2010, the Public Fund Oversight Committee resolved a plan to sell the Company. It includes a spin-off plan of Kyongnam Bank and Kwangju Bank.
(2)	Acquisition of Hanmi Finance Corporation

In May 2010, the Company entered into a Securities Purchase Agreement with Hanmi Financial Corporation to acquire 175,000,000 newly issued shares of the acquiree’s common stock for $210 million. Subsequent to the approvals from regulators in both countries, Korea and United States of America, the Company obtains the control over the acquiree. Hanmi Financial Corporation is the holding company of Hanmi Bank, a California state chartered bank with 27 branches throughout California and one loan production office.
(3)	Capital increase of Woori Aviva Life Insurance Co., Ltd.

On July 23, 2010, the board of directors made a resolution for acquisition of 4,541,091 newly issued common shares of Woori Aviva Life Insurance Co., Ltd. amounting to ~~W~~33 billion, 51% of 8,904,100 shares amounting to ~~W~~65 billion.

22. ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
(1)	Adoption of Korean International Finance Reporting Standard
In accordance with the amendment to the Act on External Audit for Stock Companies, the Company is required to comply with Korean international financial reporting standard (K-IFRS) since January 1, 2011. From July 2007, the Company has processed the GAAP conversion toward K-IFRS by adopting systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating K-IFRS adopted financial reporting system and current reporting system.
In July 2008, the Company established the master transition plan toward K-IFRS, and is currently in the process of designing and implementing the new accounting framework and financial reporting system. The Company is to issue its financial statements under K-IFRS from 2011.
(2)	Differences between K-IFRS and K-GAAP which are significant to the Company
Differences between K-IFRS and K-GAAP, which are significant to the Company, are summarized below. Such items being presented do not explain detailed impacts on financial statements which may vary with further analysis. Presently, the Company could not estimate the financial impacts from key differences.

Classification	K-IFRS	Current accounting Standards
Change of Consolidation Scope	Exceeding 50% of the voting power, decision making capability and holding benefits and risks are conditional on the alternation of consolidation scope.	Over 30% of shares owned, the biggest shareholder decision making are subject to the alternation, excluding special purpose entities subject to certain condition.

Business Combinations	Acquisition method of accounting	Purchase accounting or pooling interest method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with straight line method within 20 years and impairment test

Allowance for Bad Debts	The estimated impairment amount is adopted of which the reason is objectively supported. An impairment loss should be regarded as incurred and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition.	It provides an allowance for doubtful accounts to cover estimated losses on loan, based on rational and unbiased standards (It is the larger amount between the percentage of loan loss allowance established by the Financial Supervisory Commission and loan loss experience ratio on a loan.)

Classification of Financial Instruments	Financial instruments classify financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments, loan and receivables.	Securities are classified by trading securities, available-for-sale securities and held-to-maturity securities. Otherwise, deposits and derivatives are separately categorized.

Measurement of Financial Instruments	The fair-value evaluation reflects credit risks.	The fair-value evaluation is targeted to trading securities, available-for-sale securities and derivatives, which are limited, the reflection of credit risk is not explicitly mentioned.

Derecognition of Financial Assets	A financial asset is derecognized when, and when only, either the contractual rights to the asset’s cash flows expire, or the asset is transferred and the transfer qualifies for derecognition. The decision whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, some particular transactions like the asset backed method are recognized as disposal.

Classification	K-IFRS	Current accounting Standards
Classification of Capital	Capital is categorized by contents of the contract rather than the legal forms.	Capital is classified as a legal capital which shareholders paid.

Classification of Investment Property	Property (land or building) to earn rentals is treated as investment property.	Property (land or building) to earn rentals is treated as tangible assets.

Evaluation of Tangible Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option. However, the Company can use fair value as deemed cost for the convertible basic price of an item of land and buildings.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Measurement of Accrued Severance Benefits	In accordance with the concept of estimated accumulation rate per unit using the actuarial technique and discount rate, calculate for current value of the estimated amount of severance pay, and the outcome is applied as the liability of the amount of severance pay.	In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments upon termination.
23. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

(Registrant)

Date: August 16, 2010	By:	/s/ Woo Seok Seong

(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager